Camden National Corporation
2 Elm Street
Camden, Maine 04843

October 31, 2024

Via EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention: John Stickel

Re:	Camden National Corporation
Registration Statement on Form S-4 (File No. 333-282728)
Request for Acceleration of Effectiveness

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Camden National Corporation hereby requests that the effective date of the above referenced Registration Statement on Form S-4 (File No. 333-282728), as amended, be accelerated to 4:00 P.M. Eastern Time on Monday, November 4, 2024 or as soon thereafter as practicable.

Please contact H. Rodgin Cohen of Sullivan & Cromwell LLP at (212) 558-3534 or by email at cohenhr@sullcrom.com or Jared M. Fishman of Sullivan & Cromwell LLP at (212) 558-1689 or by email at fishmanj@sullcrom.com with any questions you may have. In addition, please notify Mr. Cohen or Mr. Fishman when this request for acceleration has been granted.

Very truly yours,

Camden National Corporation

By:	/s/ Simon R. Griffiths
	Name:	Simon R. Griffiths
	Title:	President and Chief Executive Officer

H. Rodgin Cohen
Jared M. Fishman
(Sullivan & Cromwell LLP)